Exhibit 99.1

RADA Schedules First Quarter 2021 Results Release &
Conference Call on Tuesday, May 11, 2021

RADA’s investor conference call to start at 9am ET

NETANYA, Israel, April 26, 2021 -- RADA Electronic Industries Ltd. (NASDAQ: RADA & TASE: RADA) announced that it would be releasing its financial results for the first quarter of 2021 on Tuesday, May 11, 2021.

The Company will host a conference call on the same day, starting at 9:00 am ET. Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-723-3164	at 9:00 am Eastern Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can be accessed on the RADA website at https://www.rada.com/corp/corporate-ir.html

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel, CFO Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 688 3559 rada@gkir.com